YUKON-NEVADA GOLD CORP. MEETS TSX CONTINUED LISTING REQUIREMENTS

Vancouver, BC – November 4, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Further to TSX Bulletin 2009-1042 dated August 19, 2009, TSX has completed its review of the common shares (Symbol: YNG) and warrants (Symbol: YNG.WT) of the Company and has determined that the Company meets TSX’s continued listing requirements.

About Yukon-Nevada Gold Corp.

On October 14, 2009 Yukon-Nevada Gold Corp. (“YNG” or the “Company”) announced that it has come to an agreement with the Nevada Division of Environmental Protection (“NDEP”) in the form of a Consent Decree to resume production at the Jerritt Canyon milling facility located approximately 50 miles from Elko, Nevada. Jerritt Canyon is owned and operated by Queenstake Resources U.S.A. Ltd. (“Queenstake”) a wholly owned subsidiary of the Company. Subsequent to that announcement the Jerritt Canyon milling facility recommenced processing ore and gold production.

The Company is requesting the support of its qualifying shareholders for the issuance of the replacement inducement warrants proposed by the Company on terms set out in its news releases of September 29, 2009 and October 14, 2009. The Company is issuing inducement warrants to existing warrant-holders who elect to exercise their existing warrants before their respective expiry dates. Only those shareholders not eligible to participate in the issuance of inducement warrants are qualified to vote (i.e. “disinterested” shareholders). Once qualifying shareholders receive their consent letters in the mail there is an option to vote on the internet here: www.proxyvote.com In the event all warrant holders exercise their warrants the Company would receive approximately $14,000,000 in working capital into treasury.

In order to provide more detailed information to the qualifying shareholders YNG has engaged the assistance of Laurel Hill Advisory Group, LLC to contact qualifying shareholders in order to solicit questions and obtain, where appropriate, their written consent as required by the TSX policies. You can also visit the Company’s website for additional information: www.yukon-nevadagold.com or contact Laurel Hill Advisory Group, LLC at: 1 (800) 994-5189.

Third quarter results are coming out on Nov 13, 2009, which will be available on SEDAR, www.sedar.com and on the Company's website, http://www.yukon-nevadagold.com/s/FinancialStatements.asp.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.